EXEMPTION NO.
824457

03 FEB 10 AM 7:21

PRESS RELEASE

February 3, 2003

ARMSTRONG CORPORATIO

03003761

Armstrong Corporation ("Armstrong" or the "Company") announces that the following directors and officers of the Company have resigned:

James M. Molyneux, Director	September 24, 2002
David A. Knight, Director	September 26, 2002
David M. Townley, Director	October 10, 2002
Louis C. Galvao, Vice-President, Finance and Chief Financial Officer	November 15, 2002
Michael C.J. McBride, Director	November 22, 2002
David C. Gale, Director	December 5, 2002
France Crawford, Secretary	January 17, 2003
W. David Armstrong, Director, Chairman, President and Chief Executive Officer	January 17, 2003
Steven R. Armstrong, Director, Vice-President	January 17, 2003
Susan M. Armstrong, Vice-President	January 22, 2003

SUPPL

The Company currently has no directors and officers.

On January 20, 2003, Deloitte & Touche Inc. was appointed as Receiver and Manager of Armstrong Corporation pursuant to a General Security Agreement dated January 19, 1998 held by Armstrong's secured lender, GMAC Commercial Finance. Deloitte & Touche Inc. took possession and control of the Company in that capacity on January 20, 2003.

The contact person for the Receiver is Mr. Ken Pearl, CA, Deloitte & Touche Inc., 79 Wellington Street West, Suite 1900, P.O. Box 29, TD Centre, Toronto, ON M5K 1B9, Tel: 416-601-6369 Fax: 416-601-6390.

For further information, please contact:

Mr. David Armstrong
Armstrong Corporation
3700 Weston road
Toronto, ON M9L 2Z4
Tel: 416-746-3700
Fax: 416-746-3915

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